

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 19, 2014

Via E-mail
Marc Hedrick
President & Chief Executive Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, CA 92121

     Re: **Cytori Therapeutics, Inc.**
           Form 10-Q for the Quarterly Period Ended June 30, 2014
           Filed August 11, 2014
           File No. 001-34375

Dear Mr. Hedrick:

We have reviewed your response letter dated September 19, 2014 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Financial Statements

Note 7. Revenue Recognition, page 9

1. We note your response to prior comment 6. Please tell us if the change in timing for revenue recognition until cash is collected is applicable to *all* new customers or only to new customers within Japan. If the new timing applies to *all* new customers, please tell us the basis for the change in timing for customers outside Japan.

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: Mr. Tiago Girão (via E-mail)